================================================================================

                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                   SCHEDULE TO

                                (Amendment No. 2)

                                 (Rule 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                        --------------------------------

                              CHASE INDUSTRIES INC.
                       (Name of Subject Company (Issuer))

                          CHASE ACQUISITION CORPORATION
                          COURT SQUARE CAPITAL LIMITED
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   161568-10-0
                      (CUSIP Number of Class of Securities)

                               Robert F. B. Logan
                                    President
                          Chase Acquisition Corporation
                               1209 Orange Street
                              Wilmington, DE 19801
                                 (561) 231-7490

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:

                                Craig L. Godshall
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000

                        --------------------------------

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[X]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 2, 2001 (as previously amended, the "Schedule TO"), relating to the offer by Chase Acquisition Corporation, a Delaware corporation (the "Purchaser") and a majority-owned subsidiary of Court Square Capital Limited, a Delaware corporation ("Court Square"), to purchase (1) up to an aggregate of 2,300,000 shares of common stock, par value $0.01 per share (all issued and outstanding shares of such common stock, being referenced to herein as, the "Shares"), of Chase Industries Inc., a Delaware corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Junior Participating Preferred Stock of the Company (the "Rights") issued pursuant to the Rights Agreement for such Rights (as amended from time to time, the "Rights Agreement"), by and between the Company and Mellon Investor Services LLC, as Rights Agent, at a price of $10.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated January 2, 2001, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13.

     Items 1 through 9 and 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     1. The fifteenth question and answer in the section of the Offer to Purchase entitled "SUMMARY TERM SHEET" is hereby amended and restated in its entirety as follows:

          "IF I DO NOT TENDER BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?

          . As indicated above, if the offer is successful, Chase Acquisition expects to conclude a merger transaction in which all shares of Chase Industries that were not purchased in this offer will be exchanged for an amount in cash per share equal to the highest price per share paid pursuant to the offer. If the proposed second-step merger takes place, stockholders who do not tender in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to their right to pursue dissenters' rights under Delaware law. Therefore, if the proposed second-step merger takes place and you do not perfect your appraisal rights, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. However, if the proposed second-step merger does not take place, the number of stockholders and the number of shares of Chase Industries that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the shares. Also, the shares may no longer be eligible to be traded on the New York Stock Exchange or any other securities exchange, and Chase Industries may cease making filings with the SEC or otherwise cease being required to comply with the SEC's rules relating to publicly held companies. See "SPECIAL FACTORS--Purposes of the Offer and the Proposed Merger; Plans for the Company."

     2. The sixteenth question and answer in the section of the Offer to Purchase entitled "SUMMARY TERM SHEET" is hereby amended and restated in its entirety as follows:

          "ARE APPRAISAL RIGHTS AVAILABLE IN EITHER THE OFFER OR THE PROPOSED SECOND-STEP MERGER?

          . Appraisal rights are not available in the offer. If you do not vote in favor of the proposed second-step merger and you comply with applicable procedures under Delaware law, you will be entitled to appraisal rights in connection with the proposed second-step merger. See "SPECIAL FACTORS--Rights of Stockholders in the Offer and the Proposed Merger."

     3. The following question and answer are hereby added prior to the last question in the section of the Offer to Purchase entitled "SUMMARY TERM SHEET":

          "ARE THERE ANY POTENTIAL CONFLICTS OF INTEREST?

          . Court Square owns approximately 47.7% of Chase Industries. Court Square is also the majority stockholder of Chase Acquisition. Some of the executive officers and directors of Chase Acquisition and Court Square are also directors of Chase Industries and own shares of common stock of, or hold options to purchase shares of common stock of, Chase Acquisition and/or Chase Industries. As a result, there are various potential or actual conflicts of interest in connection with the offer and the proposed second-step merger. See "SPECIAL FACTORS--Transactions, Negotiations and Agreements," "SPECIAL FACTORS--Interest in Securities of the Company" and "THE TENDER OFFER--Certain Information Concerning Court Square and the Purchaser."

     4. The following question and answer are hereby added prior to the last question in the section of the Offer to Purchase entitled "SUMMARY TERM SHEET":

          "WHAT IS THE POSITION OF COURT SQUARE AND CHASE ACQUISITION REGARDING FAIRNESS OF THE OFFER AND THE PROPOSED MERGER?

          . Court Square and Chase Acquisition believe that the consideration to be received by the Chase Industries' stockholders pursuant to this offer and the proposed second-step merger is fair to and in the best interests of the Chase Industries' stockholders. See "SPECIAL FACTORS--Fairness of the Offer and the Proposed Merger."

     5. The fourth paragraph of the section of the Offer to Purchase entitled "INTRODUCTION" is hereby amended and restated as follows:

               "Although the Purchaser will seek to have the Company consummate the Proposed Merger promptly after consummation of the Offer, if the Company Board opposes the Offer and the Proposed Merger, certain terms of the Rights and certain provisions of the Delaware General Corporation Law (the "DGCL") may affect the ability of the Purchaser to obtain control of the Company and to effect the Proposed Merger. For these reasons, the timing and details of the Proposed Merger will depend on a variety of factors and legal requirements, actions of the Company Board, the number of Shares (if any) acquired by the Purchaser pursuant to the Offer, and whether the Rights Condition, the Financing Condition, the Business Combination Condition and the HSR Condition (each as defined below), and all other conditions set forth in "THE TENDER OFFER--Certain Conditions to the Offer" are satisfied or waived prior to the expiration of the Offer. There can be no assurance that if the Offer is consummated, the Purchaser and Court Square will be able to effectuate the Proposed Merger. See below and "THE TENDER OFFER--Certain Conditions to the Offer."

     6. The section of the Offer to Purchase entitled "INTRODUCTION--The Rights Condition" is hereby amended and supplemented by adding the following paragraph after the fourth paragraph of such section:

               "As a result of the commencement of the Offer by the Purchaser, a Distribution Date with respect to the Rights would occur on January 17, 2001, absent action by the Company Board to defer such Distribution Date. On January 9, 2001, the Company Board took action to defer, until further action by the Company Board, the occurrence of a Distribution Date as a result of the commencement of the Offer. However, if the Purchaser were to purchase any Shares pursuant to the Offer, the Rights would become exercisable and each Right would permit the holder thereof (other than the Purchaser) to purchase for $30.00 a number of Shares with a market value of $60.00 unless the Company Board amends the Rights Agreement to prevent such occurrence."

     7. The third paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Background of the Offer and the Proposed Merger; Contacts with the Company" is amended and restated as follows:

               "In January 1999, Mr. McWilliams met with Martin V. Alonzo, President and Chief Executive Officer of the Company ("Mr. Alonzo") to discuss a contemplated leveraged buy-out of a publicly-traded metals processing company ("Metals Processor"). During the meeting, Mr. McWilliams proposed that the Court Square Group exchange $50 million of the Company's common stock (valued at the then-current market value, which Court Square believes was between $10 and $11 per share) for a new class of convertible preferred stock of the Company, which would be convertible for the Company's common stock at a substantial premium (which Court Square believes was approximately $15 per share) to the then-current market value. In the proposed transaction, the Company would provide a portion of the financing for the leveraged buy-out of Metals Processor by acquiring $50 million of Metals Processor preferred stock, which would include an option to acquire Metals Processor at a fair market value price. The exercise of the option would be conditioned upon the President and Chief Executive Officer of Metals Processor (the "Metals Processor CEO"), being chief executive officer of the combined enterprise. During the course of the meeting, Mr. Alonzo instructed Mr. McWilliams that he would not support the proposal. Subsequent to the meeting, Mr. Alonzo accompanied Mr. McWilliams to Metals Processor's offices to assist in the evaluation of a Metals Processor leveraged buy-out."

     8.   The section of the Offer to Purchase entitled "SPECIAL
FACTORS--Background of the Offer and the Proposed Merger; Contacts with the Company" is amended and supplemented by adding the following sentence following the letter dated December 18, 2000, concluding on page 7:

               "The "investor group" referred to in the above letter consists of Court Square and Robert F. B. Logan."

     9.   The section of the Offer to Purchase entitled "SPECIAL
FACTORS--Background of the Offer and the Proposed Merger; Contacts with the Company" is hereby amended and supplemented by adding the following paragraph following the letter dated December 29, 2000, concluding on page 9:

               "While the Purchaser and Court Square question whether the Rights Agreement and the bylaw amendments were validly adopted, a person would need to challenge the adoption of the Rights Agreement and the bylaw amendments in a court of competent jurisdiction. Assuming any such challenge were to be brought, the timing and outcome of such challenge would be uncertain."

     10. The first bullet point of the second paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Fairness of the Offer and the Proposed Merger" is hereby amended and restated as follows:

          ". The premium reflected in the Offer Price of $10.50 per Share. Court Square and the Purchaser considered the current and historical trading prices of the Shares prior to the Offer. The weighted average closing price of the Shares over the one-year period ending on the last trading day prior to the public announcement of the contemplated offer, December 15, 2000, was $8.53 (approximately 81% of the Offer Price). During such one-year period, the closing price of the Shares was only above the Offer Price on two other days ($10.6875 and $10.5625) and was equal to the Offer Price for two days. The lowest closing price of the Shares for such one-year period was $6.375. The Offer Price represents a premium of over 47% over the closing price on December 15, 2000, the last trading day prior to the public announcement of the contemplated offer."

     11. The third bullet point of the second paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Fairness of the Offer and the Proposed Merger" is hereby amended and restated as follows:

          ". The relative lack of liquidity for the Shares and the liquidity that would be realized by the Public Stockholders of the Company from the all-cash Offer and Proposed Merger. The average daily trading volume over the one-year period ending on the last trading day prior to the public announcement of the contemplated offer, December 15, 2000, was 9,001 shares. Court Square and the Purchaser believe that the liquidity that would result from the Offer and the Proposed Merger would be beneficial to the Public Stockholders because Court Square's significant ownership of Shares, and the significant ownership by Mr. Alonzo, (1) results in a relatively small public float that necessarily limits the amount of trading in the Shares and (2) decreases the likelihood that a proposal to acquire the Shares would be made by an independent entity without the consent of Court Square."

     12. The fourth bullet point of the second paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Fairness of the Offer and the Proposed Merger" is hereby amended and restated as follows:

          ". Court Square and the Purchaser believe the Offer and Proposed Merger to be attractive in light of the Company's current financial performance, profitability and growth prospects. Although there can be no assurance as to the level of growth or profits to be attained by the Company in the future, the $10.50 per Share price to be paid in connection with the Offer and the Proposed Merger adequately compensates the Public Stockholders of the Company for the elimination of such opportunity. Court Square and the Purchaser believe that there will be a downturn in the economy during 2001 and 2002 that will affect the industry's performance. Accordingly, Court Square and the Purchaser believe that the Company's revenues and EBITDA will decrease in 2001 from those levels achieved in 2000 and that the Company's revenues and EBITDA will not exceed 2000 levels until 2003. Additionally, the Company has had significant operating issues with Leavitt Tube, has been involved in an environmental indemnification dispute with millions of dollars at stake for a period of years and has embarked upon a substantial capital expenditure program that will not start generating future returns until the end of 2002, if at all. The Offer and Proposed Merger would shift the risk of the future financial performance of the Company from the Public Stockholders of the Company to the Purchaser and Court Square."

     13. The fourth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Fairness of the Offer and the Proposed Merger" is hereby amended and restated as follows:

               "The Company's book value at September 30, 2000 was approximately $149 million, or approximately $9.75 per share. Court Square and the Purchaser did not consider the book value or the liquidation value of the Company to be a meaningful indicator of the fair value of the Shares. Court Square and the Purchaser do not believe that a book value or liquidation value analysis is appropriate for valuing the business actually operated by the Company. For example, a book value methodology is more typically used in the banking, utilities, real estate and financial services industries, none of which are similar to the business of the Company. In addition, Court Square and the Purchaser are aware of studies done by an independent financial advisor to the Company Board that were presented to the Company Board in March 2000 and included various analyses of the trading prices of comparable public companies, the transaction prices paid in sales of comparable public companies and analyses based on various financial models. However, the independent financial study did not include a book value or liquidation value analysis of the Shares. The Company Board's independent financial advisor evaluated the Company's implied share values based upon values of comparable publicly traded companies, values in comparable merger and acquisition transactions, values obtained by applying the discounted cash flow analysis and values based upon the a leveraged buyout analysis. The implied share values generated by the financial advisor ranged from $9.25 per share to $10.44 per share based upon comparable publicly traded companies, from $9.50 per share to $11.87 per share based upon comparable M&A transaction values, from $10.50 per share to $12.63 per share based upon a discounted cash flow analysis and from $9.50 per share to $10.50 per share based upon an leveraged buyout analysis. Court Square and the Purchaser do not view comparable company analysis, whether based on an analysis of trading price or an analysis of sale transactions, as particularly relevant since the Company has no directly comparable public competitor. Court Square and the Purchaser have not been able to identify any companies that are comparable in any meaningful sense to the businesses actually operated by the Company. Each of the discounted cash flow analysis and leveraged buyout analysis depends heavily on projected financial performance. The financial analysis performed by the independent banker was also not considered particularly relevant since it was based on projections developed by the Company's management that are over nine months old and are based on stronger economic conditions than the Purchaser believes are warranted based on the current state of the economy. Moreover, the leveraged buy-out analysis assumes normalized high yield market conditions. Since the projections were prepared, the high yield market has substantially deteriorated. While the price in the Offer and the Proposed Merger are clearly within the range of values generated by the foregoing analysis, Court Square and the Purchaser did not rely on this analysis in determining the price in the Offer and Proposed Merger.

               In March 1999, Mr. McWilliams suggested to Mr. Alonzo that he consider pursuing a "going-private" alternative to increasing stockholder value. In October 1999, Metals Processor made a proposal for a possible acquisition of the Company by Metals Processor. Court Square did not consider either of these events particularly relevant to a determination of the fair value of the Shares. Each event occurred in 1999. Since then, the economy and company valuations generally have changed dramatically. Given these changes, Court Square does not believe that either event is a meaningful indicator of the fair value of the Shares."

     14. The fifth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Fairness of the Offer and the Proposed Merger" is hereby amended and supplemented by adding the following bullet points:

          ". The financial interests of Court Square and the Purchaser are adverse, as to the Offer Price, to the financial interests of the Public Stockholders. In addition, some of the officers and directors of the Company, the Purchaser and Court Square have actual or potential conflicts of interest in connection with the Offer and the Proposed Merger.

          . The Offer is subject to the condition that the Purchaser receives funding sufficient to pay for all Shares tendered pursuant to the Offer and is satisfied that it will have funding available following the Offer sufficient to fund the Proposed Merger and the ongoing working capital needs of the Company.

          . The Offer and the Proposed Merger are not structured so that approval of at least a majority of unaffiliated stockholders is required.

          . The members of the Company Board who are not current or former employees of the Company, or executive officers or directors of the Purchaser or Court Square, have not retained an unaffiliated representative to act solely on behalf of the Public Stockholders for purposes of negotiating the terms of the Offer and the Proposed Merger or preparing a report concerning the fairness of the Offer and the Proposed Merger. The Company Board has delegated to the subcommittee the authority to make a recommendation to the Public Stockholders with respect to the Offer and to prepare a Solicitation/ Recommendation Statement on
               Schedule 14D-9, as required by the rules of the Commission. The Company had previously retained Credit Suisse First Boston to act as financial advisor to the Company and CSFB is also acting as financial advisor to the subcommittee.

          . The Offer and the Proposed Merger have not been approved by the Company Board."

     15. The word "Parent" in the third full paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Fairness of the Offer and the Proposed Merger" is hereby deleted and replaced with "Court Square."

     16. The number "$20.0" for the "Total Capital Expenditures" for the Year 2001 in the table following the fourth paragraph in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Financial Projections" is hereby deleted and replaced with "35.0."

     17. The sixth paragraph in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Financial Projections" is hereby amended and restated in its entirety as follows:

               "THE FOREGOING PROJECTIONS BY COURT SQUARE WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE. IN ADDITION, THE COURT SQUARE PROJECTIONS WERE NOT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, OR WITH A VIEW TO COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS, WHICH WOULD REQUIRE A MORE COMPLETE PRESENTATION OF THE DATA THAN AS SHOWN ABOVE. THE COURT SQUARE PROJECTIONS HAVE NOT BEEN EXAMINED, REVIEWED OR COMPILED BY INDEPENDENT AUDITORS, AND ACCORDINGLY NO AUDIT FIRM HAS EXPRESSED AN OPINION OR ANY OTHER ASSURANCE ON SUCH PROJECTIONS. THE FORECASTED INFORMATION IS INCLUDED HEREIN SOLELY BECAUSE SUCH INFORMATION WAS DEVELOPED BY COURT SQUARE AND THEREAFTER PROVIDED TO FINANCIAL SOURCES IN CONNECTION WITH A CONTEMPLATED OFFER. ACCORDINGLY, NONE OF COURT SQUARE OR THE PURCHASER OR ANY OTHER PERSON IS MAKING ANY REPRESENTATION AS TO THE FOREGOING COURT SQUARE PROJECTIONS. IN ADDITION, BECAUSE THE ESTIMATES AND ASSUMPTIONS UNDERLYING THE COURT SQUARE PROJECTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND ARE BEYOND THE CONTROL OF COURT SQUARE AND THE PURCHASER, THERE CAN BE NO ASSURANCE THAT RESULTS SET FORTH IN THE ABOVE COURT SQUARE PROJECTIONS WILL BE REALIZED AND IT IS EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE SET FORTH ABOVE."

     18. The seventh paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Purpose and Structure of the Offer and the Proposed Merger; Plans for the Company" is hereby amended and restated as follows:

               "Effects of the Offer and the Proposed Merger. If the Offer and the Proposed Merger are consummated, immediately following the Proposed Merger, (1) Court Square, (2) Robert F. B. Logan, who is currently a minority stockholder in the Purchaser ("Mr. Logan"), and
          (3) certain undetermined members of management, who Court Square may decide to incentivize through equity compensation plans, will collectively own all the equity interests of the Company (provided that following the Proposed Merger if PNC Bank elects to exercise its right to invest in the Company pursuant to the financing terms, then PNC Bank may own an equity interest in the Company) and will be entitled to all benefits resulting from such interests, including all income generated by the Company's operations and any future increase in the Company's value. Similarly, such parties will bear the risk of losses generated by the Company's operations and any future decrease in the value of the Company after the Proposed Merger. Subsequent to the Proposed Merger, the Public Stockholders will cease to have an equity interest in the Company, will not have the opportunity to participate in the earnings and growth of the Company after the Proposed Merger and will not face the risk of losses generated by the Company's operations or decline in the value of the Company after the Proposed Merger."

     19. The twelfth paragraph in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Purpose and Structure of the Offer and Proposed Merger; Plans for the Company" is hereby amended and restated in its entirety as follows:

               "The Company and Mr. Alonzo are parties to an Employment Agreement dated as of November 10, 1994 (the "Employment Agreement"). Pursuant to the Employment Agreement, the Company agreed to employ Mr. Alonzo as its Chairman of the Company Board, President and Chief Executive Officer. Upon the consummation of the Proposed Merger, the Purchaser and Court Square intend to terminate the Employment Agreement. If the Employment Agreement is terminated, the Company may be required to pay severance to Mr. Alonzo. Under the Employment Agreement, upon a termination of his employment after a change in control, Mr. Alonzo is entitled to receive the same compensation benefits from the Company he would have been entitled to receive if the termination of his employment had occurred prior to the change in control. This compensation is equal to his base salary through the date of termination plus one and one-half times the sum of (A) his full annual base salary and (B) the average of the bonuses paid by the Company to Mr. Alonzo for the last three fiscal years of the Company.

               In addition, Mr. Alonzo would also be entitled to receive a lump sum in cash equal to 2.9999 times his "Annualized Includable Compensation" (within the meaning of Section 280G(d)(1) of the Internal Revenue Code of 1986) from the Company at the time of payment during the period consisting of the most recent five taxable years ending before the date of the change in control. However, this compensation plus the value of any other compensation paid to Mr. Alonzo, pursuant to his Employment Agreement or otherwise, as a result of the termination of his employment that is subject to the provisions of Section 280G of the Code shall in no event exceed $100 less than
          3.00 times his "Annualized Includable Compensation.""

     20. The last paragraph in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Rights of Stockholders in the Offer and the Proposed Merger" is hereby amended and restated in its entirety as follows:

               "THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE THEIR APPRAISAL RIGHTS. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS ARE CONDITIONED ON STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL."

     21. The beneficial ownership table in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Interest in Securities of the Company" is hereby amended and restated in its entirety as follows:

                                            Amount and Nature of Percent of          Percent of Total
             Beneficial Owner                    Beneficial Ownership                Common Stock (1)
     ----------------------------------    ----------------------------------     ----------------------
     Citigroup Inc.................                   7,292,946 (2)                        47.7%
     Court Square..................                   7,289,946 (3)                        47.7%
     Purchaser.....................                   7,289,946 (4)                        47.7%
     Thomas F. McWilliams..........                     244,198 (5)                         1.6%
     Charles E. Corpening..........                      19,852 (6)                         *
     William T. Comfort............                     200,000                             *
     James A. Urry.................                     100,000                             *
     Robert F. B. Logan............                          ** (7)                         **(7)

     --------------
          * Less than 1% of the Shares.

     (1) Percentages are based on the number of Voting Shares and Non-Voting Shares issued and outstanding as of January 11, 2001 as reported in the Company's Form 14D-9 filed January 16, 2001 (the "Company 14D-9"). Percentages give effect to the 6,150,118 Non-Voting Shares outstanding as of the date of this Offer to Purchase.

     (2) Citigroup owns 7,289,946 Shares indirectly through its direct wholly owned subsidiary, Citigroup Holdings Company ("Citigroup Holdings"). Citigroup Holdings owns 7,289,946 Shares indirectly through its direct wholly owned subsidiary, Citicorp. Citicorp owns 7,289,946 Shares indirectly through its direct wholly owned subsidiary, Citicorp Banking Corporation ("CBC"). CBC owns 7,289,946 Shares indirectly through its direct wholly owned subsidiary, Court Square. Certain subsidiaries of Citigroup directly beneficially own 3,000 Voting Shares which represent less than 1% of all of the Voting Shares outstanding. The address of the principal business and principal office of Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of CBC is One Penn's Way, New Castle, Delaware 19720. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899.

     (3) Amounts reported includes 1,139,827 Voting Shares (12.5% of all of the Voting Shares outstanding) and 6,150,118 Non-Voting Shares.

     (4) Includes the 7,289,946 Shares held of record by Court Square and subject to the Contribution Agreement.

     (5) Includes 13,653 Shares subject to stock options granted under the Company's 1997 Non-Employee Director Stock Option Plan (the "Director Stock Option Plan") and 7,500 Shares subject to stock options granted under the 1994 Long Term Incentive Plan (the "1994 Incentive Plan"), all of which currently are exercisable. Includes 223,045 Shares held by a family partnership in which Shares Mr. McWilliams has an indirect pecuniary interest and may be deemed to have a beneficial ownership interest under Rule 13d-3 of the Securities Act of 1933.

     (6) Consists solely of 12,352 Shares subject to stock options granted under the Director Stock Option Plan that currently are exercisable and 7,500 Shares subject to stock options granted under the 1994 Incentive Plan that are exercisable within 60 days of this Offer to Purchase.

     (7) Mr. Logan does not own any Shares. Assuming that the Offer and Proposed Merger were completed, Mr. Logan is expected to own approximately 2% of the Shares outstanding following the Proposed Merger. In the event the Offer and Proposed Merger are not consummated, Mr. Logan will not own any Shares.

     22. The first paragraph of the section of the Offer to Purchase entitled "THE TENDER OFFER--Source and Amount of Funds" is hereby amended and supplemented by adding the following sentences at the end thereof:

          "The PNC Commitment Letter pertaining to the Merger Facilities provides that the closing of the Merger Facilities is subject to, among other conditions, giving PNC an option to purchase at the closing of the Merger Facilities equity securities in the Company of not more than $1,000,000. At the Offer Price, if PNC exercised its option to purchase $1,000,000 worth of equity securities in the Company, then following the Proposed Merger, PNC would hold less than 1.5% of the then outstanding securities."

     23. The last paragraph in the section of the Offer to Purchase entitled "THE TENDER OFFER--Effect of the Offer on the Market for the Shares; New York Stock Exchange Listing; Exchange Act Registration; Margin Regulations" is hereby amended and restated in its entirety as follows:

               "Other Possible Purchases of Shares. Until the expiration of the Offer, in accordance with Rule 14e-5 of the Exchange Act, the Purchaser will not directly or indirectly purchase any Shares except as part of the Offer; provided that, if the Purchaser elects to have a subsequent offering period beyond January 31, 2001, then Purchaser may purchase any Shares so long as the consideration paid or to be paid for the purchases is the same in form and amount as the consideration in the Offer. Whether or not the Offer is successfully completed, the Purchaser may acquire additional Shares in the open market or in privately negotiated transactions after the expiration or withdrawal of the Offer. Such open market or privately negotiated purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than the Offer Price. The purchase of Shares by the Purchaser pursuant to any open market or privately negotiated purchases would reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares. This could adversely affect the liquidity and market value of the remaining Shares held by the public. Depending upon the aggregate market value and the number of Shares not purchased pursuant to the Offer or any subsequent open market or privately negotiated purchases, as well as the number of Public Stockholders who are not affiliated with the Purchaser or Court Square, the Voting Shares may no longer meet the quantitative requirements for continued listing on the NYSE. Moreover, the purchase of Shares pursuant to open market or privately negotiated purchases following consummation of the Offer may result in the Voting Shares becoming eligible for deregistration under the Exchange Act."

     24. The section of the Offer to Purchase entitled "THE TENDER OFFER--Certain Conditions to the Offer" is hereby amended and supplemented by adding the following paragraph after the third paragraph of such section:

               "As a result of the commencement of the Offer by the Purchaser, a Distribution Date with respect to the Rights would occur on January 17, 2001, absent action by the Company Board to defer such Distribution Date. On January 9, 2001, the Company Board took action to defer, until further action by the Company Board, the occurrence of a Distribution Date as a result of the commencement of the Offer. However, if the Purchaser were to purchase any Shares pursuant to the Offer, the Rights would become exercisable and each Right would permit the holder thereof (other than the Purchaser) to purchase for $30.00 a number of Shares with a market value of $60.00 unless the Company Board amends the Rights Agreement to prevent such occurrence."

     25. The first sentence of the last paragraph of the section of the Offer to Purchase entitled "THE TENDER OFFER--Certain Conditions to the Offer" is hereby amended and restated as follows:

               "The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser, in its sole discretion, regardless of the circumstances (including any action or omission by the Purchaser) giving rise to any such conditions or may be waived by the Purchaser, in its sole discretion, in whole or in part, at any time prior to the expiration of the Offer."

     26. The second paragraph of the section of the Offer to Purchase entitled "THE TENDER OFFER--Certain Legal Matters; Required Regulatory Approvals" is hereby amended and supplemented by adding the following at the end thereof:

               "On January 2, 2001, the Purchaser made an information filing with the Ohio Securities Division pursuant to the Ohio Control Bid Statute. The statutory review period expired at the close of business on January 8, 2001, without comment or action."

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 19, 2001 that the information set forth in this statement is true, complete and correct.

                  SCHEDULE TO, SCHEDULE 13E-3 AND SCHEDULE 13D

                                          CHASE ACQUISITION CORPORATION


                                          By:      /s/ Charles E. Corpening
                                             -----------------------------------
                                             Name:     Charles E. Corpening
                                             Title:    Vice President

                                          COURT SQUARE CAPITAL LIMITED


                                          By:      /s/ Charles E. Corpening
                                             -----------------------------------
                                             Name:     Charles E. Corpening
                                             Title:    Vice President

                                    SCHEDULE 13D

                                          CITICORP BANKING CORPORATION


                                          By:      /s/ William Wolf
                                             -----------------------------------
                                             Name:     William Wolf
                                             Title:    Senior Vice President

                                    CITICORP

                                          By:      /s/ Joseph B. Wollard
                                             -----------------------------------
                                             Name:     Joseph B. Wollard
                                             Title:    Assistant Secretary

                                          CITIGROUP HOLDINGS COMPANY


                                          By:      /s/ Joseph B. Wollard
                                             -----------------------------------
                                             Name:     Joseph B. Wollard
                                             Title:    Assistant Secretary

                                          CITIGROUP INC.


                                          By:      /s/ Joseph B. Wollard
                                             -----------------------------------
                                             Name:     Joseph B. Wollard
                                             Title:    Assistant Secretary

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

(a)(1)(A)+        Offer to Purchase, dated January 2, 2001.
(a)(1)(B)+        Letter of Transmittal.
(a)(1)(C)+        Notice of Guaranteed Delivery.
(a)(1)(D)+ Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)+ Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)+ Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)+ Press release issued by the Purchaser, dated January 2, 2001, announcing the commencement of the Offer.
(a)(1)(H)+        Summary Advertisement published January 2, 2001.
(b)(1) Commitment Letter dated December 14, 2000, by and among PNC, PNC Capital, CVC and the Purchaser (incorporated by reference to Exhibit 4 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(b)(2) Commitment Letter dated December 14, 2000, by and among PNC, PNC Capital, CVC and the Purchaser (incorporated by reference to Exhibit 5 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(c)               Not applicable.
(d)(1) Exchange Agreement dated November 4, 1994, by and between the Company and CVC (incorporated by reference to Exhibit 8 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(d)(2) Voting Agreement dated November 4, 1994, by and among the Company, CVC and Martin V. Alonzo (incorporated by reference to Exhibit 6 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(d)(3) Registration Rights Agreement dated November 10, 1994, by and among the Company, CVC and Martin V. Alonzo (incorporated by reference to Exhibit 7 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(d)(4) Contribution Agreement dated as of December 18, 2000, by and between Court Square and the Purchaser (incorporated by reference to Exhibit 3 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(e)               Not applicable.
(f)+ Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)               Not applicable.
(h)               Not applicable.

--------------------
+        Previously filed.